February 2, 2012

VIA SEDAR

To the Canadian Securities Administrators

RE:	Tembec Inc.
Annual General Meeting of Shareholders held on January 26, 2012
Report on Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the following are voting results from the annual general meeting of shareholders of Tembec Inc. (the “Corporation”) held on January 26, 2012 at 11:00 a.m. The matters voted upon were approved as follows:

Matter Voted Upon	Voting Results
1. Election of Directors	By a vote by way of show of hands, all nominees for election as directors were elected to hold office for the ensuing year or until their directors are elected or appointed.

	If a ballot vote had been taken, based upon proxy votes by shareholders received by the Corporation, the voting results for the election of directors would have been:

	Name of Nominee	Votes For %	Votes Withheld
			%
	Norman M. Betts	98.55	1.45
	James E. Brumm	98.45	1.55
	James N. Chapman	98.34	1.66
	James V. Continenza	98.34	1.66
	Michel Dumas	98.68	1.32
	Jacques Leduc	99.04	0.96
	James M. Lopez	99.04	0.96
	Pierre Lortie	99.05	0.95
	Francis M. Scricco	98.27	1.73
	David J. Steuart	98.96	1.04
	Lorie Waisberg	98.57	1.43

2. Appointment of Auditors	By a vote by way of show of hands, KPMG LLP, Chartered Accountants, were appointed as the Corporation’s auditors to hold office until the next annual meeting of shareholders, or until their successors are appointed, and the directors were authorized to determine their remuneration.

	If a ballot vote had been taken, based upon proxy votes by shareholders received by the Corporation, the voting results for appointment of auditors would have been:
	Votes For %	Votes Withheld %
	99.43	0.57

(s) Patrick LeBel
Patrick LeBel
Vice President, General Counsel and
Corporate Secretary